April 1, 2016
Company Name: Concordia Financial Group, Ltd.
Representative: Representative Director, President Tatsumaro Terazawa
Code No. 7186, First Section, Tokyo Stock Exchange

Re: Foundation of Concordia Financial Group, Ltd. and

Formulation of Medium-term Management Plan

The Bank of Yokohama, Ltd. (Representative Director, President: Tatsumaro Terazawa) and The Higashi-Nippon Bank, Limited (Representative Director, President: Michito Ishii) today incorporated a wholly-owning parent company of the Banks named “Concordia Financial Group, Ltd.”; Concordia Financial Group, Ltd. listed its shares on the First Section of Tokyo Stock Exchange.

In addition, Concordia Financial Group, Ltd. formulated the Medium-term Management Plan “One Heart for You ～1st Stage～” starting from April 2016 through March 2019 and we hereby inform you as follows:

1. Overview of Concordia Financial Group, Ltd.

(1) Company name:	Concordia Financial Group, Ltd.

(2) Representatives:	Representative Director, President: Tatsumaro Terazawa (Representative Director, President of Bank of Yokohama, Ltd.)

Representative Director, Vice President: Michito Ishii (Representative Director, President of Higashi-Nippon Bank, Limited)

(3) Location of headquarters:	7-1 Nihonbashi 2-chome, Chuo-ku, Tokyo

(4) Method of the foundation:	Establishment of a wholly-owning parent company (the holding company) through a joint share transfer

(5) Nature of Business:	Management and operation of banks and other companies that Concordia Financial Group, Ltd. may have as subsidiaries under the Banking Act and any and all businesses incidental or related thereto

(6) Purpose of the foundation:
Improve corporate value through the expected improvements in efficiency and synergy effects for growth from the business integration due to not competing in sales areas, customer bases, and area of strengths, but rather having complementary relations

(7) Amount of capital:	150 billion yen

(8) Stock Exchange:	First Section of Tokyo Stock Exchange

1

2. Directors and Executive Officers

Representative Director, President	Tatsumaro Terazawa
Representative Director, Vice President	Michito Ishii
Representative Director	Yasuyoshi Oya
Director	Kenichi Kawamura
Outside Director	Minoru Morio
Outside Director	Ken Inoue
Outside Director	Yuzo Takagi

Full-time Audit & Supervisory Board Member	Katsunori Amano
Full-time Audit & Supervisory Board Member	Yoji Maekawa
Outside Audit & Supervisory Board Member	Kenjiro Noda
Outside Audit & Supervisory Board Member	Mizuho Ogata
Outside Audit & Supervisory Board Member	Keiichiro Hashimoto

Executive Officer	Michio Namiki
Executive Officer	Naoki Oosawa
Executive Officer	Mitsukazu Kudo
Executive Officer	Takashi Sakai
Executive Officer	Tadashi Komine

3. Consolidated Earnings Forecast (for the fiscal year ending March 31, 2017)

The forecast for the current fiscal year will be announced once it is determined.

4. The Medium-term Management Plan

With regard to the Medium-term Management Plan, please see attachment “Foundation of Concordia Financial Group, Ltd. and Formulation of Medium-term Management Plan.”

2

Foundation of Concordia Financial Group, Ltd. and
Formulation of Medium-term Management Plan April 1, 2016
CONCORDIA Financial Group Bank of Yokohama - Higashi-Nippon
Bank

Table of Contents I Foundation of Concordia Financial Group,
Ltd. 1. Group's management philosophy o visions, P3 2.
Group's operation o management structure, P4 3. Overview of
group companies, P5 II Medium-term Management Plan of
Concordia Financial Group, Ltd. 1. Rationale and positioning of medium-term management plan P7 2. Overview of medium-term management plan P8 3. Fundamental strategies P9-21 4.
Group's capital policy P22 5. Financial targets P23

2 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

I Foundation of Concordia Financial Group, Ltd. CONCORDIA
Financial Group Bank of Yokohama - Higashi-Nippon Bank

3 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

1. Group's Management Philosophy and Visions Corporate name
Concordia Financial Group, Ltd. Concordia Financial Group,
Ltd. First Section of Tokyo Stock Exchange Securities code
7186 Management philosophy Aiming to contribute to creating
a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region
by providing the best financial services to its customers
through collaboration that leverages the strengths and
uniqueness of each group company Long-term visions I. Aim to become a trusted financial group by maintaining deep
relationship with customers as a regional financial
institution and providing broad, high-quality financial
service and regional information leveraging its wide-area
network achieved through the business integration II. Aim to strengthen earning capacity and improve corporate value by
strategically placing into growing areas and business fields management resources that are created through proactive
sharing of each bank's business infrastructure and know-how
to the maximum extent and promoting streamlining and
improvements in efficiency, even while maintaining each
group company's brand III. Aim to improve each employee's
capabilities in consulting services and of assessing the
future prospects of customers' businesses in order to
appropriately respond to changes in environment and
customers' needs and to pursue constant customer
satisfaction IV. Contribute to the prosperity of the region
by providing solutions that utilize sophisticated consulting services and financial techniques to address various issues
in the Metropolitan area and the surrounding region where
the group is based Group's slogan - One Heart for You

4 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

2. Group's Operation & Management Structure

Build an operation & management structure as a regional financial platform where the two banks can fully utilize their strengths as regional financial institutions in their respective home market

Group's operation & management structure



Holding Company (HD company)
Subsidiaries
1
General Meeting of Shareholders
Audit & Supervisory Board
Office of Audit & Supervisory Board
Board of Directors
(Compensation Committee)
Compliance Conference
ALM / Risk Management Conference
Group Sales Strategy Conference
Administration / IT System Strategy Conference
Group Management Audit Conference
Management Conference
5
Audit Department
2
Corporate Planning Department
3
Group Strategy Planning Department
4
Risk Management Department
Bank of Yokohama
HIGASHI-NIPPON BANK

Functions and roles

① Group's operation and management (group-wide)

- **HD company**: Develop group-wide operation & management policies
- **Subsidiaries**: Each bank to execute the initiatives while leveraging its strength based on group-wide policies

② Corporate planning

- **HD company**: Develop the group's management plans, budgets and system operation policies, etc.
- **Subsidiaries**: Each bank to execute its business plans, financial budgeting targets and internal control

③ Sales strategy

- **HD company**: Develop basic sales and administrative policies and other policies in relation to branch network, etc.
- **Subsidiaries**: Implement specific sales initiatives, develop branches, etc.

④ Risk management

- **HD company**: Develop the group's basic policies in relation to risk management and compliance
- **Subsidiaries**: Monitor potential risks and deal with compliance related issues, etc.

⑤ Internal audit

- **HD company**: Perform the audit of the holding company and the subsidiaries
- **Subsidiaries**: Perform the audit of branches as well as the headquarter audit in cooperation with the holding company

5 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Overview of Group Companies Key metrics for the two banks
Yokohama Higashi-Nippon Total of the two banks Loan balance
(non-consolidated) 10,036.2 1,626.3 11,662.5 Deposit balance
(non-consolidated) 12,125.2 1,891.5 14,016.7 Net assets
(consolidated) 1,017.4 117.7 1,135.1 Total assets
(consolidated) 15,746.7 2,197.8 17,944.5 Number of domestic
branches 205 82 287 Number of overseas offices(Note 2) 5 ?|
5 Number of employees (non-consolidated) 4,776 1,468 6,244
Capital adequacy ratio (consolidated) 13.27% 8.83% ?| (Note
1) As of the end of December 2015; The number of employees:
as of the end of September 2015 (Note 2) Overseas offices
include representative offices Domestic branch networks for
the two banks Yokohama 3 branches Gunma Higashi-Nippon 1
branch Tochigi Higashi-Nippon 13 branches Ibaraki
Higashi-Nippon 5 branches Saitama Yokohama 20 branches Tokyo
Higashi-Nippon 49 branches Yokohama 180 branches Kanagawa
Higashi-Nippon 9 branches Higashi-Nippon 3 branches Chiba
Yokohama 2 branches Others Higashi-Nippon 2 branches

6 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

II Medium-term Management Plan of Concordia Financial Group,
Ltd. "One Heart for You ^ 1st Stage ^" CONCORDIA Financial
Group

7 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

1. Rationale and Positioning of Medium-term Management Plan
To consequently achieve the group's management philosophy
and long-term visions, the medium-term management plan is
positioned as a 3-year phase in which the group enhances and deepens relationships with customers by adapting promptly to changing financial environment and putting efforts in
efficiency improvement as well as proactive investments in
growth area to realize synergies from the business
integration as early as possible External environment
Quantitative and Qualitative Monetary Easing with a Negative
Interest Rate Decreasing population Increase in dual-income
households and decrease in customers who actually visit
branches Moderate recovery of the Japanese economy Interest
rate hike in US and decelerating emerging economies
Progressing FinTech Regulatory trends Expanded scope of
operations for the bank holding company Tightened Basel
requirements Positioning of medium-term management plan A
3-year phase in which the group enhances and deepens
relationships with customers by adapting promptly to
changing financial environment and putting efforts in
efficiency improvement as well as proactive investments in
growth area to realize synergies from the business
integration as early as possible Long-term visions 1 Become
a financial group trusted by customers 2 Strengthen earning
capacity o improve corporate value by promoting
collaboration and streamlining 3 Improve each employee's
consulting and business feasibility assessment capabilities
4 Contribute to the prosperity of the region New initiatives
Effect of the business integration April 2016 March 2019

8 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

2. Overview of Medium-term Management Plan

Name	One Heart for You ～ 1st Stage ～
Period	April 2016 – March 2019
Positioning	A 3-year phase in which the group enhances and deepens relationships with customers by adapting promptly to changing financial environment and putting efforts in efficiency improvement as well as proactive investments in growth area to realize synergies from the management integration as early as possible

Target metrics for FY2018	
ROE (consolidated)	Approx. 7%
CET1 ratio (consolidated)	Mid-11s%
OHR (sum of the two banks' non-consolidated figures)	Approx. 50%

(Note) ROE (consolidated) is based on profit attributable to owners of parent

Fundamental strategies

(1) Enhance customer interactions and widen services scope

- (i) Enhance & deepen relationships with customers through both face-to-face and non-face-to-face interactions
- (ii) Further strengthen support to corporate customers in solving their issues and increasing their enterprise value
- (iii) Provide financial services while strategically incorporating the progressing ICT(Note)

(2) Realize group synergies to accelerate growth

(3) Nurture human resources with broad expertise and promote diversity

(4) Proactively get involved in regional issues, including regional revitalization

(Note) "ICT" = Information and Communication Technology

9 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Fundamental Strategies – Formulate a trusted and preferred group by customers as contributing to growth of communities

(1) Enhance customer interactions and widen services scope

(i) Enhance & deepen relationships with customers through both face-to-face and non-face-to-face interactions

- Tap the potential needs of customers and further enhance transactions with customers by providing a wider variety of products and services tailored to each life stage of customers
- Expand branches, extend operating hours including weekends, and increase future-oriented access points

(ii) Further strengthen support to corporate customers in solving their issues and increasing their enterprise value

- Help customers increase their enterprise value by focusing on business feasibility assessment initiatives and enhancing the functions as an information hub
- Assist customers in their business expansion and globalization by utilizing the functions of the group's overseas offices and overseas partner banks

(iii) Provide financial services while strategically incorporating the progressing ICT

- Improve customer convenience and set up new financial services by combining ICT, FinTech, and big data

(2) Realize group synergies to accelerate growth

- Reduce costs by sharing and streamlining paperwork, systems, and branches; Invest the management resources created through such sharing and streamlining in growth regions/segments
- Group companies to collaborate to realize higher sophistication of investment decisions
- Shift to an organizational structure whereby the subsidiary banks can focus on their own business operations, consider establishing new operating companies, reduce the group's financing costs through mutual financing between the two banks while taking advantage of the deregulated environment

(3) Nurture human resources with broad expertise and promote diversity

- Nurture human resources who can offer sophisticated consulting services and solutions and promote diversity

(4) Proactively get involved in regional issues, including regional revitalization

- Proactively get involved in taking initiatives to address regional revitalization issues, as well as initiatives such as regional development projects

10 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Fundamental Strategies (1) (i) Enhance & deepen relationships with customers through both face-to-face and non-face-to-face interactions

Tap the potential needs of customers and further enhance transactions with customers by both building an organizational structure whereby the group can precisely meet the increasingly sophisticated / diversified customer needs as well as offering a wider variety of products and services tailored to each life stage of customers

Segments	Major sales initiatives
<Customer base for wealth management> Seniors, real estates owners, business owners, etc.	Strengthen capabilities to meet increasingly sophisticated / diversified inheritance related customer needs ■ Increase the lineup of consulting services and the number of external experts from partner companies ■ Increase the number of skilled financial consultants ■ Increase the number of consultants to keep pace with increasing branches / offices
Face-to-face sales	
<Customer base for asset formation> Customers who cannot come to branches during business hours, students, etc.	To meet the growing needs of asset management ■ Extend operating hours including weekends ■ Develop new products in collaboration with an asset management company - Sky Ocean Asset Management ■ Offer asset management proposals through robo-advisors ■ Leverage NISA and Junior NISA
Direct sales	
Segments subdivided to meet the needs of customers in a customized fashion	Launch products / services tailored to each life stage of customers ■ Offer a wider range of unsecured consumer loan products (including loans without the need for repayment accounts) ■ Increase the number of call center personnel ■ Enhance smartphone payment functions

Loans to high-net-worth individuals (sum of the two banks)



(JPY bn)
650.0
550.0
450.0
350.0
250.0
150.0
Up by 90%
2013
2014
2015 (Forecast)
2018 (FY)

Sales of investment products (sum of the two banks)



(JPY bn)
700.0
600.0
500.0
400.0
300.0
200.0
Up by 35%
2013
2014
2015 (Forecast)
2018 (FY)

Balance of unsecured consumer loans (sum of the two banks)



(JPY bn)
200.0
160.0
120.0
80.0
40.0
Up by 75%
Mar-14
Mar-15
Mar-16 (Forecast)
Mar-19

(Note) Loans to high-net-worth individuals are the loans extended to individuals and asset management companies in relation to effective utilization of real estates, inheritance, and business succession, etc.

11 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Fundamental Strategies (1) (i) Enhance & deepen relationships with customers through both face-to-face and non-face-to-face interactions

Significantly improve customer convenience by combining the two banks' extensive branch network and FinTech

Increase sales branches / offices

Add new access points of about 30 sales branches / offices in three years

X

Extend operating hours

Open all-time consultation counter

X

Add future-oriented access points

Customers can choose the optimum channel from a wide range of channels made available with ICT

	Bank of Yokohama	Higashi-Nippon Bank
Number of domestic branches	205 branches	82 branches

\+ 30 branches / offices

Bank of Yokohama

Open sales branches / offices that provide consulting services to high-net-worth individuals primarily in central Tokyo, Jonan and Tama areas

HIGASHI-NIPPON BANK

Open sales branches / offices primarily in central Tokyo



Tokyo
Kanagawa

Bank of Yokohama

Extend operating hours including weekends and holidays

HIGASHI-NIPPON BANK

Open consultation counter on weekends and holidays

(Note) Launch a preferential fee scheme for ATM transfer / deposit between the two banks starting on April 1, 2016

Promotion of Omni-channel operation

Integrated approach



MyDIRECT
Establishment of system platform
Analysis of financial behaviors
Real-time linkage
chat
Use of artificial intelligence

Easy-to-use environment

Upgrade smartphone functions	Upgrade Internet functions
Account opening application Smartphone passbook	User-friendly and smarter functionality Attractive products and services





12 Concordia Financial Group, Ltd. Medium-term Management Plan

Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Fundamental Strategies (1) (ii) Further strengthen
support to corporate customers in solving their issues and
increasing their enterprise value Provide services tailored
to each growth phase of customers and help customers
increase their enterprise value by focusing on business
feasibility assessment initiatives and enhancing the
functions as an information hub through utilization of
group-wide functions of Hamagin Research Institute, Hamagin
Finance, and Yokohama Capital Support tailored to each
growth phase of customers Start-up phase Growth phase
Maturation phase Transformation phase Entrepreneurial
support Loans for growth area Business matching, M A,
business succession Lease, factoring ABL(Note) Consulting
overseas business support by Hamagin Research Institute,
etc. Management improvement support Growth Support Fund,
etc. Future Regional Vitalization Fund Regional Core SME
Vitalization Fund SME Vitalization Fund (Note) Asset Based
Lending: loans backed by movables or receivables Business
feasibility assessment initiatives Analyze target company
Identify issues develop solutions Propose / offer solutions
Improve customer's enterprise value The two banks share
know-how through joint training and tools so that they can
provide more sophisticated solutions Enhancement of
information hub Customers of Bank of Yokohama (approx.
25,000) (Note) Borrowers of business loans Upgrade corporate coordinating functions, provide consulting on M A and
business succession, and hold business meetings, etc.
Customers of Higashi-Nippon Bank (approx. 18,000) (Note)
Borrowers of business loans Improve enterprise value by
expanding potential opportunities through expansion of sales channels, business diversification and overseas expansion

13 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

3. Fundamental Strategies (1) (ii) Further strengthen support to corporate customers in solving their issues and increasing their enterprise value

Assist customers in their business expansion and globalization by utilizing the functions of Shanghai Branch, overseas representative offices, overseas partner banks, and Hamagin Research Institute

Customers' expansion into Asia and the Group's Support Structure



Countries with Bank of Yokohama's overseas offices
Countries with overseas partner banks
Bank of Yokohama's overseas offices
Personnel dispatched to partner banks
Customers expanded overseas Approx. 2,300 companies
China
Shanghai Branch
Bank of Yokohama, Higashi-Nippon Bank, Hamagin Research Institute (Overseas Business Expansion Support Department)
Customers expanded overseas Approx. 90 companies
India
Hong Kong Representative Office
Bangkok Representative Office
Customers expanded overseas Approx. 110 companies
Philippines
Customers expanded overseas Approx. 430 companies
Thailand
Vietnam
Customers expanded overseas Approx. 150 companies
Customers expanded overseas Approx. 150 companies
Malaysia
Customers expanded overseas Approx. 210 companies
Singapore
Indonesia
Customers expanded overseas Approx. 200 companies

★ Outside Asia: London Representative Office, New York Representative Office

(Note 1) The numbers of companies represent the number of both bank's customers that expanded overseas. The number for China is the number of local subsidiaries including representative offices in Hong Kong (as of the end of September 2015)

Initiatives to reinforce overseas business support

By FY2015	After April 2016	
Enhance network overseas	Expand customer base	Respond more appropriately to customers' needs
Dispatch personnel to partner banks	+	Expand the scope of operations
Start transaction denominated in CNY at Shanghai Branch	Combine the two banks' know-how on overseas business support	Continue talent training overseas

Overseas loan balance forecast (sum of the two banks)



(Ending balance, JPY bn)
350.0
250.0
150.0
50.0
Up by 65%
Mar-14
Mar-15
Mar-16 (Forecast)
Mar-19 (FY end)

(Note 2) Loans overseas include loans extended by Shanghai Branch, loans for non-residents, standby LC, and parent-subsidiary loans

14 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3. Fundamental Strategies (1) (iii) Provide financial services while strategically incorporating the progressing ICT

Improve customer convenience and set up new financial services that contribute to communities by combining ICT, FinTech and big data

Changing external environment

- Revolutionary changes in ICT
- Evolution of financial technologies
  - Rapid spread of smartphones and Internet connections
  - Changes in customers' behavior and social life
  - Penetration into financial services from other industries
  - Revision of regulatory framework including laws

Initiatives in relation to FinTech business

- Established "Financial Technology Office" dedicated to strengthening business based on financial technologies
- Continue to participate in FinTech related funds / consortiums and dispatch personnel



Scope of initiatives
Fields of research
Priority areas
Assist customers in digitalization
Upgraded mobile functions
Omni-channel
Next-generation branch terminals
Artificial Intelligence / robotics
BPR(Note)
Channels
Big data
Diversified channels
New products & services
Blockchain technology
New payment functions
Advanced management tools
Transaction lending
Crypto currency
Community money

Selected applications

Channel
- Banking transactions available around the clock

New products & services
- Secured and low-priced transfer service
- Artificial intelligence backed asset management advisory
- Cardless cash withdrawal service

BPR
- Simple and easy process using a touch panel
- Automatic fund management

(Note) Business Process Re-engineering: Rebuilding of a business process

15 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3.  Fundamental Strategies
(2) Realize group synergies as early as possible to
accelerate growth - strengths of both banks and synergies
from management integration Provide all kinds of services to a broad range of customers, including individuals and SMEs,
by leveraging the strengths of the
two banks and realizing synergies from the business
integration as early as possible
Strengths of the two banks
Bank of Yokohama
Higashi-Nippon Bank
Customer base services
Consulting services to retail customers, mainly
high-net-worth individuals and SMEs operating primarily in
Kanagawa and Tokyo Sales efforts focused on attentive
face-to-face transactions and presentation of proposals to
SMEs operating primarily in Tokyo Financial intermediation
Stable fund raising capability supported by strong
brand power
Capability to actively cultivate new loans to SMEs
Group company services
Asset management, securities, venture capital, leasing,
and think-tanks
Overseas offices
Shanghai Branch and overseas representative offices (in New
York, London, Hong Kong, and Bangkok) Management efficiency
Know-how on low-cost operations
Improvement of customer services
Synergies from the management integration
Wide-area network covering Tokyo and 6 prefectures
Dense branch network in Tokyo and Kanagawa Prefecture
Providing various services to a broad range of customers,
including individuals and SMEs as a result of the
integration of the two banks' know-how and management
infrastructure Smooth supplying of funds through enhanced
financial intermediation capacity of the entire group
Providing solutions to various needs of customers Providing
services leveraging the think-tank functions, such as
industry research and consulting Expansion of overseas
business support for customers through the use of overseas
network Investment into the enhancement of services to
customers using funds generated from cost reduction achieved through promotion of streamlining and improvements in
efficiency

16 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

3. Fundamental Strategies (2) Realize group synergies as
early as possible to accelerate growth - synergetic effect
Implement the initiatives for creating synergies, announced
upon conclusion of the definitive agreement. Expand the
transaction base by sharing and streamlining operations,
systems and branches, and invest the management and human
resources created through such sharing and streamlining in
growth regions / segments Key initiatives planned during the period of medium-term management plan (3 years) Cost
reduction Approx. JPY2.5bn
Personnel transfer
Approx. 150 persons
Invest in growth regions / segments
New openings
Approx. 30 branches / offices
Gross profit
Up about approx. JPY10bn
Initiatives to create cost synergies
Plan to integrate the ERP of Higashi-Nippon Bank into that
of Bank of Yokohama (MEJAR) by FY2018 Consolidate the
back-office functions of market transaction departments
Consolidate operations including the management of cash
transfers among branches, etc. Consolidate credit guarantee
companies Strengthen the functions of the holding company
and simplify the corporate organizational structure in
accordance with the deregulation
Consolidate / transform part of branches into satellite
branches (6 branches of Higashi-Nippon Bank in 3 years)
Launch low-cost operations and joint procurement at
Higashi-Nippon Bank Initiatives to create earnings synergies
Bank of Yokohama
Higashi-Nippon Bank
Plan to newly open 15 branches / offices by FY2018 (open new branches, converted from existing Tachikawa branch of
Higashi-Nippon Bank, in May 2016)
Introduce Higashi-Nippon Bank's customers to Hamagin Tokai
Tokyo Securities Expand the geographical coverage of card
loan services Plan to newly open 15 branches / offices by
FY2018 (April 2016: Akasaka branch, May 2016: Takadanobaba
branch) (May 2016: Office within Omori and Ebisu Branches of
Bank of Yokohama) Enhance corporate loans business by
utilizing new branches / offices and expanding the credit
limit for loans Make better use of the functions of Bank of
Yokohama's Shanghai Branch and partner financial
institutions overseas Launch the products of Sky Ocean Asset
Management in April 2016

17 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

(Reference) Synergies Expected during Medium-term
Management Plan Period
3rd year (FY2018)
(Reference) 5th year (FY2020)
Channel development
New openings
Open new branches in high-growth areas of Tokyo
A total of about 15 branches
(including 4 joint branches)
A total of about 20 branches
(including 5 joint branches)
Convert existing branches into joint branches
Convert existing branches primarily in Tokyo
A total of about 15 sales offices
A total of about 15 sales offices
Personnel transfer
(reassignment of sales personnel)
Thorough streamlining, including the consolidation of
paperwork and  ERP
A total of about 150 persons
A total of 200 persons
Loans extended
(attributable to synergies(Note))
Up about JPY380.0bn
Up about JPY1.0trn
Earnings synergies
Up about  JPY7.0bn (Up about JPY10bn on a cumulative basis)
Up about JPY15.0bn (Up about JPY35.0bn on a
cumulative basis)
Cost synergies
Saving about JPY1.0bn (Saving about JPY2.5bn on a cumulative basis) Saving JPY3.0bn (Saving about JPY6.7bn on a
cumulative basis) (Note) The average loan balance during the subject period attributable to synergies in FY2015 and later

18 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

3. Fundamental Strategies (2) Realize group synergies as
early as possible to accelerate growth - higher
sophistication of investment decisions Secure stable
revenues by strengthening collaborations between the group
companies and optimizing the portfolio in a timely
manner based on risk/return analysis under changing
external environment
Stronger collaboration between the group companies
Share the same strategies towards joint investments
Collaborate in expert training Higher sophistication of
investment decisions Enhanced ALM / Risk management Assign
experts to improve investment returns Optimize positions as
needed to maintain/improve returns Tap growth potential
overseas by expanding investments in Asia Higher
sophistication of risk management in relation to foreign
currency liquidity Strengthen the monitoring of portfolio
diversification / concentration, namely the proportion of
higher-risk assets in the portfolio, in the current negative interest rate environment Revenues of market
department(Note) (JPY bn)
Approx. 30.0
28.9
32
27
2013  2014   2015 (Forecast)   2018(FY)
(Note) Revenues of the market department do not include
gains or losses on stocks and other securities
Average balance of marketable securities
(JPY bn)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2013  2014   2015 (Forecast)   2018(FY) (Plan)
Approx. 620
Approx. 2,160
Diversified investment
Domestic bonds

19 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

3. Fundamental Strategies (2) Realize group synergies as
early as possible to accelerate growth - taking advantage of industry deregulation Shift to an organizational structure
whereby the subsidiary banks can focus on their own business operations, consider
establishing a new operating company and reduce the group's
financing costs through mutual financing between the two
banks, by proactively taking advantage of the revisions to
The Banking Act and ongoing industry deregulation
Expected impact of financial deregulation
Expanded business scope for the holding company
Business operations concentration within subsidiaries
Increased IT / payment related operations in the
financial group
Group's vision
Concordia Financial Group, Ltd. (holding company)
Bank of Yokohama
Risk management
Audit
System
Market / ALM
Sales
Subsidiary banks focus on sales that leverage their
unique strengths
Affiliates
Reduce financing costs for the entire group through mutual
financing between the two banks Consider taking over
redundant / management operations of the subsidiary banks
Higashi-Nippon Bank
Risk management
Audit
System
Market / ALM
Sales
Affiliates
Subsidiaries
Investment in financial markets
Existing operations
New business
Consider expanding into new business domains including IT
Consider consolidating affiliates

20 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

3. Fundamental Strategies

(3) Nurture human resources with broad expertise and promote diversity

Group companies collaborate in educating personnel who can flexibly meet customers' needs and changing environment, promote diversity and provide sophisticated consulting and solutions

Human resource	① Nurture more sales personnel	• Nurture more sales personnel to serve high-net-worth individuals • Improve consulting and evaluation skills
	② Add more experts	• Add personnel with expertise in new business segments such as FinTech • Make use of the knowledge and know-how of temporary staff and mid-career recruits
	③ Promote career development of women	• Proactively promote the career development of women / support their career path group-wide <Numeric targets (by the end of FY2020)> Increase the proportion of women in executive positions to 15% or more and the proportion of those in managerial and executive positions to 25% or more
System	④ Build a personnel / training system that encourages challenge	• Build a personnel / training system that encourages challenges into new positions and support skills advancement of employees • Build an environment that encourages employees' self-learning and self-development
Organization culture	⑤ Promote work style reform	• Shorten total working hours and realize an optimal work-life balance through the promotion of work style reform
	⑥ Nurture a cohesive corporate culture	• Build a sense of unity and share the strengths of each company through personnel exchanges, joint training and events

21 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

3.  Fundamental Strategies
(4) Proactively get involved in regional issues, including
regional revitalization Support the implementation of
comprehensive strategies by taking initiatives to attract
tourists as well as serving as a coordinator between each
region and the public/private sector in order to solve
regional issues Ken-O expressway Support regional
development projects
Establish a strategic team
Strengthen initiatives for urban redevelopment projects
Kitanaka-dori Kita-chiku Redevelopment Project (Naka-ku,
Yokohama))
Yokohama Station Kita Nishiguchi Tsuruya-chiku Development
Project (Kanagawa-ku, Yokohama) Ebina Station Nishiguchi
Land Readjustment Project (Ebina), etc.
Initiatives for regional revitalization
Promote recruitments by regional companies
Develop and implement a customized support package for
regional core players Enhance financial services tailored to each life stage of companies and regional characteristics
Engage in urban redevelopment projects Support the
initiatives for attracting companies to each region in
collaboration with local governments Contribute to
attracting tourists to each region Hold seminars on
developing tourist destinations in each region Provide a
tourist support fund in alliance with RECVIC(Note 1) Support the development of tourist destinations (DMO(Note 2)
establishment) Serve as a coordinator between each region
and the public / private sector (Bank of Yokohama
established "Regional Revitalization Office" ) Support the
projects originated in each region as a regional coordinator
Assist each local government in establishing a PDCA cycle
for its comprehensive strategies (Note 1) Abbreviation for
Regional Economy Vitalization Corporation of Japan (Note 2)
Abbreviation for Destination Management/Marketing
Organization Support the revitalization of regional
industries Support the development of regional industries
Support the initiatives for attracting companies to each
region in collaboration with local governments Investment in
"Michinoeki," a regional exchange complex facility (Hitachi
Ota-shi) Investment in operating companies dedicated to
urban revitalization (Hitachinaka-shi), etc.

22 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

4. Group's Capital Policy
Maintain a healthy capital adequacy ratio under the
environment of current regulatory trend and flexibly utilize capital and implement shareholder returns to realize optimum capital efficiency Basic capital policy
Flexible utilization of capital and implementation of
shareholder returns to realize optimum capital efficiency
Maintaining a healthy capital adequacy ratio under the
environment of Basel III implementation Shareholder return
policy during the Management Plan Ordinary Dividends
Ensure an annual dividend of 13.00 yen per share, regardless of business results Flexible Share Buybacks
Flexibly execute the share buyback program based on the
market condition and business performance Special Dividends
Will pay a special dividend in the case where profit
attributable to owners of parent(Note) exceeds 60 billion
yen Total Shareholder Return Ratio Set approximately 50% of
profit attributable to owners of parent(Note) as a guide for consideration of the total annual shareholder return ratio
(Note) Excluding a gain on bargain purchase
Changes in equity capital
(JPY bn)
Common Equity Tier 1   Additional Tier 1   Tier 2
CET1 Ratio
(%)(Consolidated)
CET1 Ratio is forecasted to stay in the higher 11% range
1,400
1,300
1,200
1,100
1,000
900
800
700
600
13.00
12.00
11.00
10.00
9.00
8.00
7.00
Mar-
2015
(Actual)
Mar-
2016
(Forecast)
Mar-2019
(Plan)
(FY end)

23 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

5. Financial Targets

(JPY bn)

		FY2014 actual	Bank of Yokohama	Higashi-Nippon Bank	FY2018 Plan	Bank of Yokohama	Higashi-Nippon Bank
Sum of the two banks (non-consolidated)	Gross operating income	236.3	204.4	31.8	253.0	217.0	31.8
	Expenses(-)	123.6	100.4	23.2	133.0	108.0	23.2
	Core net business profit	112.7	104.0	8.6	120.0	109.0	8.6
	Credit costs (-)	3.4	0.7	2.6	10.0	8.0	2.6
	Gains or losses on stocks & other securities	8.7	1.5	7.2	6.0	4.5	7.2
	Net income	76.0	67.5	8.5	80.0	74.0	8.5
	OHR	52.3%	49.1%	72.8%	APX 50.0%	< 50.0%	< 70.0%
	Credit costs ratio	0.03%	0.007%	0.18%	APX 0.08%	APX 0.07%	APX 0.11%
	Average deposit balance (Note 1)	13.3trn	11.6trn	1.7trn	14.7trn	12.8trn	1.9trn
	Average loan balance (Note 1)	11.1trn	9.6trn	1.4trn	12.6trn	10.7trn	1.9trn
Sum of the two banks (consolidated) / Holding Company (consolidated)	Net income attributable to owners of parent (Note 2)	84.8 (75.7)	76.3 (67.2)	8.5	81.0		
	ROE (Note 2)	8.3% (7.4%)	8.3% (7.3%)	7.8%	APX 7.0%		
	CET1 (Common Equity Tier1) capital ratio	-	12.28%	-	In the mid-11.0%		

(Note 1) Loans extended by domestic branches; deposits excluding NCD
(Note 2) The amount in () excludes the gains on negative goodwill incurred; ROE is based on the net income attributable to owners of parent

＊On the assumption that the price stability stated by Bank of Japan is achieved

24 Concordia Financial Group, Ltd. Medium-term Management Plan
Copyright © 2016 Concordia Financial Group, Ltd. All Rights Reserved.

(Reference) Initiatives by Bank of Yokohama
Basic policies
Share know-how with Higashi-Nippon Bank to realize synergies from the management integration as early as possible Aim to
become a bank serving both the communities and customers,
with a focus on Kanagawa Prefecture, the major sales
activity base for Bank of Yokohama Aim to realize an optimum balance between financial soundness, profitability and
growth Main individual customers(Note 1)
Approx. 2.50million
Core corporate customers(Note 1)
Approx. 12,000
Fees and commissions income ratio (consolidated)
Approx. 25%
RORA (consolidated)(Note 2)
Approx. 1.0%
(Note 1) The numbers of main individual customers and core
corporate customers represent the number of customers using
Bank of Yokohama as their main bank (definition by Bank of
Yokohama) (Note 2) RORA (consolidated) is based on the net
income attributable to the owners of the parent (Bank of
Yokohama's consolidated net income)
Key priority initiatives
Individual customers
Increase interactions with retail customers that are
interested in asset forming, such as young generations, and
increase the number of main individual customers Expand the
customer reach for investment products and enhance asset
management services Enhance consulting services for
customers that are interested in asset management, including seniors, real estates owners and business owners
Improve customer preference by introducing new
preferential programs
Corporate customers
Increase the number of core corporate customers through
focused approach Enhance corporate account functions and
solutions services to strengthen its problem-solving
capabilities for customers Serve as an information hub
bridging between the customers of Bank of Yokohama and the
customers of Higashi-Nippon Bank Channels
Enhance face-to-face sales channel by expanding sales
offices and extending operating hours Strengthen proposal
offering capabilities to customers by expanding direct
marketing channels

25 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

Operational Targets for Bank of Yokohama
Number of main individual customers
(million people)
2.60
2.50
2.40
2.30
2.20
2.30
2.35
2.43
2.50
Mar-2014
Mar-2015
Mar-2016
Mar-2019
(Plan)
(FY end)

Average loan balance to high-net-worth individuals
(JPY bn)
2,900.0
2,700.0
2,500.0
2,300.0
2,100.0
1,900.0
1,700.0
1,500.0
1,692.9
1,818.5
1,930.0
2,650.0
2013
2014
2015 (Forecast)
2018 (Plan) (FY)

Number of customers invested in investment products
(10 thousand people)
40
30
20
10
0
25
25
27
37
Mar-2014
Mar-2015
Mar-2016 (Forecast)
Mar-2019 (Plan)
(FY end)

Number of core corporate customers
(companies)
13,000
12,500
12,000
11,500
11,000
10,500
10,000
11,567
11,518
11,500
12,000
Mar-2014
Mar-2015
Mar-2016 (Forecast)
Mar-2019 (Plan)
(FY end)

New loans extended to corporate customers
(JPY bn)
200.0
150.0
100.0
161.9
157.1
160.0
180.0
2013
2014
2015 (Forecast)
2018 (Plan) (FY)

Number of Business Feasibility Assessments
(# of Assessments)
1,000
500
0
develop support analytical
tools assisting the feasibility
assessment and
understanding customer's
potential needs
90
600
2015 (Forecast)
2018 (Plan)
(FY)

26 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

(Reference) Initiatives by Higashi-Nippon Bank
Basic policies
Drive loans and increase earnings through the face-to-face
sales activities focused on relationships with customers and the risk-taking capabilities expansion on the back of
synergies from the management integration Further
concentrate management resources on the areas along Japan
Railway Yamanote Line to strengthen the sales platform
Improve management efficiency by introducing low-cost
operations of Bank of Yokohama
Operational target for FY2018
Loan to deposit ratio (average)
Approx. 90%
Total number of corporate borrowers
Approx. 21,000
Balance of SME loans
Approx. 1,250 bn
Balance of investment products
Approx. 180 bn
(Note) Excluding "apartment loans" for the total number of
corporate borrowers and the balance of SME loans
Key priority initiatives
Corporate customers
Acquire new customers and increase the total number of
corporate borrowers and SME loans through commitment to
sales activities focused on face-to-face interactions and
proposal customization Launch business evaluation
initiatives in cooperation with Bank of Yokohama to enhance
support to customers with unique business models, etc.
Individual customers
Share Bank of Yokohama's know-how on investment products
through personnel exchanges and training, to improve
over-the-counter sales skills, consulting skills and asset
management services Strengthen proposal-based sales and
focus on "apartment loans" and consulting services in
relation to asset management Channels
Increase access points by opening new branches and
converting Bank of Yokohama's existing branches into joint
branches based on the channel development strategy Open
consultation counter on weekends and holidays

27 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

Operational Targets for Higashi-Nippon
   Bank

Deposit to loan ratio (average)
100.0%
95.0%
90.0%
85.0%
80.0%
75.0%
70.0%
82.1%
82.6%
85%
90%
2013
2014
2015 (Forecast)
2018 (Plan)
(FY)

Balance of SME loans
(JPY bn)
*Excluding the balance of "apartment loans"
1,500.0
1,000.0
500.0
0.0
811.0
899.9
980.0
1,250.0
Mar-2014
Mar-2015
Mar-2016 (Forecast)
Mar-2019 (Plan)
(FY end)

Balance of investment products
(JPY bn)
200.0
150.0
100.0
50.0
0.0
110.6
123.1
125.0
180.0
Mar-2014
Mar-2015
Mar-2016 (Forecast)
Mar-2019 (Plan)
(FY end)

Total number of corporate borrowers
(companies)
*Excluding the balance of "apartment loans"
25,000
20,000
15,000
10,000
17,328
17,916
18,500
21,000
Mar-2014
Mar-2015
Mar-2016 (Forecast)
Mar-2019 (Plan)
(FY end)

Number of new borrowers
(# of contacts)
*Excluding the balance of "apartment loans"
4,000
3,000
2,000
1,000
0
2,072
2,470
2,700
3,000
2013
2014
2015 (Forecast)
2018 (Plan)
(FY)

Number of Business Feasibility Assessments
(# of Assessments)
In cooperation with Bank of
Yokohama, develop support
analytical tools assisting the
feasibility assessment and
understanding customer's
potential needs
0
100
2018 (Plan)
(FY)

28 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.

(Reference) Collaborative Initiatives Currently In Place

Classification	Initiatives	Progress
Individuals	Introduction of the customers of Higashi-Nippon Bank to Hamagin Tokai Tokyo Securities with a fee charged	• Launched operation in October 2015
	Holding of joint seminars	• Held seminars on tax reform primarily for business owners and high-net-worth individuals in Tokyo and Yokohama, in March and June 2015
	Improvement of consulting skills to high-net-worth individuals	• Higashi-Nippon Bank started dispatching its corporate account representatives to Bank of Yokohama so that they can learn the know-how on providing consulting services to high-net-worth individuals
	Strengthened sales of investment products	• Higashi-Nippon Bank started dispatching its investment products sales representatives to Bank of Yokohama so that they can learn the know-how on sales of investment products
	Mutual preferential treatment for ATM	• Launch a mutual preferential fee scheme for ATM transfer/ deposit between the two banks starting in April 2016 (service already launched for withdrawal since March 2015)
Corporates	Joint origination of syndicate loans	• The two banks originated a joint syndicate loan, with Higashi-Nippon Bank joining the syndicate loan arranged by Bank of Yokohama
	Sharing of business opportunities, including business matching and M&A	• Started collaborations of operation and held joint business meetings in order to expand business opportunities by leveraging the two banks' network of customers and partners
	Sharing of affiliates' functions	• Promoting the utilization of Bank of Yokohama's affiliates (Yokohama Capital, Hamagin Research Institute and Hamagin Finance)
	Personnel exchanges aimed at promoting corporate sales	• Bank of Yokohama started dispatching its corporate account representatives to Higashi-Nippon Bank so that they can learn the know-how on corporate sales in Tokyo
	Holding of seminars for promoting corporate sales	• Jointly held seminars in relation to asset management, business succession, improvement of transactions with medical institutions, utilization of relationship with affiliates, overseas business expansion support, etc.
Overseas	Sharing of the functions of Bank of Yokohama's Shanghai Branch	• Bank of Yokohama, Hamagin Research Institute and Higashi-Nippon Bank have formed alliance with overseas business operations • Provided loans to one of Higashi-Nippon Bank's local corporate customers in China through a SBLC (Standby Letter of Credit) scheme
Others	Personnel exchanges for promoting mutual understanding	• Held joint seminars for younger managers of the two banks to advance their skills and capabilities

29 Concordia Financial Group, Ltd. Medium-term Management Plan
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Concordia Financial Group
This document may not be reproduced or distributed to any
third party without prior written consent of The Bank of
Yokohama, Ltd. This document has been prepared for
information purposes only and does not form part of a
solicitation to sell or purchase any securities. Information contained herein may be changed or revised without prior
notice. This document may contain forward-looking statements as to future results of operations. No forward-looking
statement can be guaranteed and actual results of operations may differ from those projected.

30 Concordia Financial Group, Ltd. Medium-term Management
Plan Copyright 2016 Concordia Financial Group, Ltd. All
Rights Reserved.